SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

THE M PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

THE M PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

The M Plan

We have audited the accompanying statements of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Form 5500, Schedule H, Part IV, line 4i -Schedule of Assets (Held at End of Year) - December 31, 2015 and Form 5500, Schedule H, Part IV, line 4a - Schedule of Delinquent Participant Contributions For the Year Ended December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York
June 28, 2016

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS

Investments, at fair value	$261,698,259	$251,349,211

Receivables:
Employer contributions	6,355,902	6,033,569
Notes receivable from participants	3,509,472	2,914,259

Total receivables	9,865,374	8,947,828

Total assets	271,563,633	260,297,039

LIABILITIES

Return of excess employee contributions	—	3,162

Total liabilities	—	3,162

NET ASSETS AVAILABLE FOR BENEFITS	$271,563,633	$260,293,877

See accompanying notes to the financial statements.

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS:

Net investment income:
Interest and dividend income	$12,858,274
Net depreciation in fair value of investments	(10,318,890)

Net investment income	2,539,384

Interest income on notes receivable from participants	87,168

Contributions:
Participant contributions	19,072,864
Employer contributions	12,193,822
Rollover contributions	4,003,283

Total contributions	35,269,969

Net asset transfers in	187,848

Total additions	38,084,369

DEDUCTIONS:
Benefits paid to participants	26,521,673
Administrative expenses	292,940

Total deductions	26,814,613

INCREASE IN NET ASSETS	11,269,756

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	260,293,877

End of year	$271,563,633

See accompanying notes to the financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”), as amended and restated effective January 1, 2010, is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Mercer HR Services, LLC (“Trustee”) is the Trustee and Recordkeeper of the Plan.

The Plan was established effective January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan.” The Plan is a defined contribution 401(k) plan sponsored by GroupM Worldwide, LLC (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers substantially all employees of GroupM Worldwide, LLC, Mindshare USA, LLC, MAXUS Communications, LLC, Mediaedge:CIA, LLC, Mediacom Worldwide, LLC, ESP Properties LLC, ESP Brands Inc., Catalyst Online, LLC, The Midas Exchange, Inc., Xaxis, Inc., Metavision Media LLC, MSIX Communications LLC, Action Exchange Inc. and Medialets WW LLC, (each an indirect wholly-owned subsidiary of WPP plc, each a participating “Employer” and collectively the participating “Employers”) who have attained age 18. The Retirement Plan Committee of the Company controls and manages the operation and administration of the Plan.

Contributions/Eligibility

Deferred Contributions

Participants may contribute up to 50% of their pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

For Plan years 2015 and 2014, eligible compensation is limited to $265,000 and $260,000, respectively.

Matching Contributions

The Company and each participating Employer may contribute a matching contribution equal to 50% of the first 6% of compensation that a participant contributes to the Plan. Additional matching contributions may be contributed at the discretion of each participating Employer. All contributions are subject to Internal Revenue Code (“IRC”) limitations.

Catch-up Contributions

Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions).

Profit Sharing Contributions

Each year the Company and each participating Employer, at its discretion, may contribute a profit sharing contribution. A participant is eligible to participate in the profit sharing contribution component of the Plan on the first day of the month following one year of continuous service, and a participant must be employed on the last day of the Plan year in order to receive the profit sharing contribution.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN - (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Employer’s matching and profit sharing contributions, and investment earnings. Individual accounts are charged with withdrawals, Plan losses and an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments

Participants direct the investment of their account balances from among various investment options offered under the Plan. The Plan offers a number of mutual funds, a common collective trust fund and a WPP Stock Fund, which invests in American Depositary Shares of WPP plc (“WPP plc ADSs”).

Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon. Participants are 100% vested in both their profit sharing contributions and matching contributions after 3 years of service.

Forfeited Accounts

At December 31, 2015 and 2014, forfeited non-vested amounts totaled approximately $1,051,000 and $489,000, respectively. These amounts will be used to reduce future employer contributions.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. At December 31, 2015, interest rates ranged from 3.25% to 9.50% for outstanding loans.

Payment of Benefits

Upon termination of employment due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not exceeding the life expectancy of the participant or the participant’s designated beneficiary. The Company may distribute participant account balances in a lump-sum without consent to terminated participants whose vested account balances are $1,000 or less.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent), which removes the requirement to present certain investments, such as common collective trusts, which use the net asset value (“NAV”) per share using the practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. As permitted by ASU 2015-07, Management elected to early adopt the provisions of this new standard and has presented the investment disclosures required for both years at December 31, 2015 and 2014, so that the investments at fair value in the tables in Note 3 reconcile to investments at fair value as presented on the Statements of Net Assets Available for Benefits.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and provides for a measurement date practical expedient. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments, which comprise 5% or more of total net assets available for benefits, as well as the net appreciation/depreciation for investments by general type. Part II requires plans to disaggregate investments that are measured using fair value only by general type. Part III is not applicable to this Plan. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early adoption permitted. Management has elected to early adopt Parts I and II. Accordingly, the amendments were retrospectively applied resulting in the reclassification of $227,515 representing the adjustment from fair value to contract value for the common collective trust included on the Statement of Net Assets Available for Benefits as of December 31, 2014. In addition, the Plan eliminated the disclosure of investments comprising more than 5% of net assets available for benefits at December 31, 2014.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant’s account and are included in administrative expenses when incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant does not make note repayments and the Plan Administrator considers the participant note to be in default, the note balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2014 excess contributions to the applicable participants prior to March 15, 2015. There were no excess contributions for the year ended December 31, 2015.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/depreciation of fair value of investments.

Subsequent Events

The Plan’s management evaluated subsequent events through June 28, 2016, the date the financial statements were available to be issued. Effective April 1, 2016, the Plan was merged into the Savings & Investment Plan (“SIP”), a tax-qualified plan sponsored by an affiliate of the Plan sponsor. All assets of the Plan representing all participant account balances were transferred into the SIP.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the FASB Accounting Standards Codification (ASC) 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

3.	FAIR VALUE MEASUREMENTS – (continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value.

Mutual Funds

The mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV’s and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

WPP Stock Fund

The fair value of the WPP Stock Fund is based on quoted NAV’s of the shares held by the Plan at year-end.

The Morley Stable Value Fund

The Morley Stable Value Fund (“MSVF”), a common collective trust, invests directly or indirectly in fully benefit–responsive investment contracts. The MSVF is valued at the NAV as provided by the trustee, which is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the MSVF, the issuer reserves the right to temporarily delay withdrawal from the MSVF in order to ensure that securities liquidations will be carried out in an orderly business manner. The MSVF, included in the fair value hierarchy table below, files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity. Accordingly, certain disclosure requirements under ASU 2015-12 with respect to investment strategies for investments measured using the net asset value practical expedient are not required in this report.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015 and 2014:

	Investments at Fair Value as of December 31,
	2015		2014
	Level 1	Total	Level 1	Total

Mutual funds	$229,830,532	$229,830,532	$220,923,151	$220,923,151
WPP Stock Fund	7,305,794	7,305,794	6,171,954	6,171,954
Cash	6,241	6,241	737	737

Total investments in the fair value hierarchy	237,142,567	237,142,567	227,095,842	227,095,842

Investment in the Morley Stable Value Fund	—	24,555,692	—	24,253,369

Investments at fair value	$237,142,567	$261,698,259	$227,095,842	$251,349,211

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

3.	FAIR VALUE MEASUREMENTS – (continued)

Gains and losses included in changes in net assets available for benefits for the years ended December 31, 2015 and 2014, are reported in net appreciation/depreciation in fair value of investments.

Investments Measured at Fair Value Using the Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient for the MSVF as of December 31, 2015, and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

As of December 31, 2015
Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
$24,555,692	Not applicable	Daily	12 months

As of December 31, 2014
Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
$24,253,369	Not applicable	Daily	12 months

4.	TAX STATUS

The IRS has determined and informed the Company by a letter dated August 1, 2012, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2015, the Plan held 63,673 WPP plc ADSs in the WPP Stock Fund valued at $7,305,794, and at December 31, 2014 the Plan held 59,289 WPP Group plc ADSs in the WPP Stock Fund valued at $6,171,954.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

Fees incurred by the Plan for the investment management services from the Trustee were $292,940 for the year ended December 31, 2015.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	NET ASSET TRANSFERS

During 2015, net assets of $187,848, representing certain participant account balances, were transferred in from a tax-qualified retirement plan sponsored by an affiliate of the Plan sponsor.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014, to IRS Form 5500:

	2015	2014
Net assets available for benefits per financial statements	$271,563,633	$260,293,877
Employer contributions receivable	(6,355,902)	(6,033,569)
Deemed loans	(28,999)	(27,590)

Net assets available for benefits per IRS Form 5500	$265,178,732	$254,232,718

***

EIN: 52-2228835	THE M PLAN
PN: 001
Form 5500, Schedule H, Part IV, line 4i -
Schedule of Assets (Held at End of Year)
December 31, 2015

		(c) Description of Investment,
		Including Maturity Date, Rate			(e)
	(b) Identity of Issue, Borrower,	of Interest, Collateral, Par	(d)		Current
(a)	Lessor or Similar Party	or Maturity Value	Cost		Value
	Common Collective Trust:
	Union Bond & Trust Company	Morley Stable Value Fund		**	$24,555,692

	Mutual Funds:
	American Funds	American Capital World GR & Inc Fund		**	12,506,852
	American Funds	American Europacific Growth Fund		**	10,975,468
	Federated Investment Management	Federated Government Obligations Fund		**	1,306,300
	Glenmede	Glenmede Small Cap Equity Fund		**	12,307,213
	JPMorgan	JPMorgan Mid Cap Value Fund		**	10,848,152
	Mainstay Investments	Mainstay Large Cap Growth Fund		**	26,025,715
	Neuberger Berman Funds	Neuberger & Berman Mid Cap Growth Fund		**	5,403,592
	PIMCO	PIMCO Real Return Fund		**	911,279
	PIMCO	PIMCO Total Return Fund		**	15,149,766
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund		**	42,537
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund		**	344,086
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund		**	764,440
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund		**	2,583,814
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund		**	3,768,681
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund		**	8,388,949
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund		**	7,326,612
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund		**	12,330,619
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund		**	7,867,455
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund		**	7,146,049
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund		**	3,792,597
	Vanguard	Vanguard Equity Income Fund		**	15,230,072
	Vanguard	Vanguard Extended Market Index Fund		**	3,594,175
	Vanguard	Vanguard Institutional Index Fund		**	23,424,612
	Vanguard	Vanguard Intermediate Term Bond Index Fund		**	2,932,042
	Vanguard	Vanguard Primecap Fund		**	19,480,231
	Vanguard	Vanguard Total International Stock Fund		**	2,077,402
	Vanguard	Vanguard Wellington Fund		**	13,301,822

	Total Mutual Funds				229,830,532

	Cash	Cash			6,241

	WPP Stock Fund:
*	WPP plc Stock	American Depositary Shares		**	7,305,794

	Total Investments				261,698,259

	Notes receivable from participants	Interest rates from 3.25% - 9.50% maturing through December 2030			3,509,472

	Total Assets Held at End of Year				$265,207,731

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN: 52-2228835	THE M PLAN
PN: 001
Form 5500, Schedule H, Part IV, line 4a - Schedule of Delinquent Participant Contributions For the Year Ended December 31, 2015

Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Late Participant Loan Repayments are included	$—	$4,220,786	$—	$—

The item listed above refers to certain participant contributions that were deposited to the Plan in a delayed manner, caused by an inadvertent administrative error. The Company has fully corrected this matter by making all affected participant accounts whole, crediting them with any lost earnings and appreciation for the period of the delayed transfer.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE M PLAN

Date: June 28, 2016	By:	/s/ Timothy P. Cecere
	Name:	Timothy P. Cecere
	Title:	CTO/Director of Human Resources
GroupM North America

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm